UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 1-13223

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNR PROPERTY CORPORATION

SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LNR PROPERTY CORPORATION

1601 WASHINGTON AVENUE, SUITE 800

MIAMI BEACH, FLORIDA 33139

LNR PROPERTY CORPORATION SAVINGS PLAN

Financial Statements for the Years Ended December 31, 2003 and 2002 and Supplemental Schedule for the Year Ended December 31, 2003 and Report of Independent Registered Public Accounting Firm

LNR PROPERTY CORPORATION SAVINGS PLAN

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of the

LNR Property Corporation Savings Plan

We have audited the accompanying statements of net assets available for benefits of LNR Property Corporation Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Certified Public Accountants

Miami, Florida

June 28, 2004

LNR PROPERTY CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS

INVESTMENTS AT FAIR VALUE:
Lennar Corporation common stock CL A (11,664 shares with a cost of $174,644 in 2003 and 11,789 shares with a cost of $188,839 in 2002)	$1,119,775	$608,312

Lennar Corporation common stock CL B (1,167 shares with a cost of $15,230 in 2003)	106,637	—

LNR Property Corporation common stock (35,964 shares with a cost of $956,521 in 2003 and 31,343 shares with a cost of $759,391 in 2002)	1,780,583	1,109,549

Collective accounts with Merrill Lynch Trust Company FSB	15,837,040	10,193,400

Other investments	507,916	98,604

Participant loans	314,951	322,831

Total investments	19,665,535	12,332,696

RECEIVABLES:
Employer’s matching contributions	134,936	140,775
Participants’ contributions	89,485	67,539
Interest	—	1,001

Total receivables	224,421	209,315

NET ASSETS AVAILABLE FOR BENEFITS	$19,891,323	$12,542,011

The accompanying notes are an integral part of these financial statements.

LNR PROPERTY CORPORATION SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:
Additions to net assets attributed to:
Net appreciation in fair value of Lennar Corporation and LNR Property Corporation common stock	$1,119,056	$177,095
Net appreciation (depreciation) in fair value of collective accounts with Merrill Lynch Trust Company FSB	3,164,537	(2,331,863)
Dividend and interest income	240,608	166,143

	4,524,201	(1,988,625)

Contributions:
Participants	2,259,631	2,097,867
Employer	896,765	919,752
Other	236,042	62,848

Total contributions	3,392,438	3,080,467

Total additions	7,916,638	3,423,705

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	458,291	518,199
Other expenses	109,037	58,899

Total deductions	567,328	577,098

NET INCREASE	7,349,310	514,744

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	12,542,011	12,027,267

End of year	$19,891,323	$12,542,011

The accompanying notes are an integral part of these financial statements.

LNR PROPERTY CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following description of the LNR Property Corporation (the “Company”) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Description—The Plan is a defined contribution retirement plan established for the purpose of providing retirement benefits to substantially all full-time employees of the Company who meet the eligibility requirements, as defined by the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan features, also known as the “Salary Deferral,” provide for the possibility of wholly discretionary Company matchings and/or other contributions. The 401(k) feature enables participants to defer federal income taxes on a percentage of basic compensation contributed to the Plan.

Each full-time employee of the Company is eligible to participate in the Plan after attaining the age of 21. Date of eligible participation occurs on the next January or July after this requirement has been met.

401(k) Feature—Participants may elect to defer not less than 1% or more than 15% of their compensation to a “Salary Deferral Account,” subject to a maximum ($12,000 in 2003 and $11,000 in 2002). Participants can make additional after-tax contributions to the Plan, which are placed in a “Voluntary Contribution Account.” Effective February 1, 2000, the Plan appointed Merrill Lynch Trust Company FSB as trustee. Participants elect to contribute among the following investments:

(a)	LNR Property Corporation Common Stock: Invests in common stock of the Company;

(b)	Lennar Corporation Common Stock: Invests in common stock of Lennar Corporation;

(c)	ML Retirement Preservation Trust: Invests in a diversified portfolio of stocks;

(d)	ML Fundamental Growth Fund Class A: Invests in equity securities which exhibit above-average earnings growth;

(e)	ING Pilgrim International Value Fund Class A: Invests in long-term capital stock of foreign countries;

(f)	AIM Small Capitalization Growth Fund Class A: Primarily invests in equities of U.S. issuers;

(g)	ML S&P 500 Index: Invests in common stocks with returns that approximate the S&P 500 Composite Stock Price Index;

(h)	ML US Government Mortgage Fund Class A: Invests in U.S. government and government agency securities, including Government National Mortgage Association mortgage-backed securities;

(i)	Ariel Appreciation Fund: Primarily invests in equities with market capitalizations between $200 million and $5 billion;

(j)	ML Small Cap Value Fund Class A: Primarily invests in common stocks included in the Russell 2000 index and in other types of financial instruments;

(k)	Alliance Growth and Income Fund Class A: Primarily invests in dividend-paying common stocks;

(l)	Davis NY Venture Fund Class A: Primarily invests in equities issued by companies with market capitalizations of at least $5 billion;

(m)	Self Direct Investments—Invests in any mutual funds on the National Securities Clearing Corporation (“NSCC”) listing and any Company stocks available in the open market.

Participants’ salary deferral and voluntary contribution accounts and actual investment earnings are 100% vested at all times.

Contributions made to Voluntary Contribution Accounts can only be withdrawn once during a six-month period. Withdrawals from Salary Deferral Accounts may be made under certain circumstances as specified in the Plan. Voluntary contributions are not tax deductible. Distributions are subject to the taxation rules imposed by the Internal Revenue Code (“IRC”). Participants are permitted to receive contributions from other qualified plans. These contributions will allocate to a Rollover Account.

Capital Accumulation Contributions—The Company may, at its sole discretion, contribute to participants’ Capital Accumulation Accounts. These contributions will be allocated to a separate Matching Account. Each participant must be employed on the last day of the plan year to receive such contribution if it is made. The contribution will be allocated in proportion to each participant’s compensation. Compensation includes wages, salaries, bonuses and commissions paid to the participant within the plan year which are reportable on Internal Revenue Service Form W-2.

Administration—The Plan is administered by Merrill Lynch Trust Company, FSB, Inc. (the “Plan Administrator”) who keeps participant account records and prepares periodic reports. The Plan assets are maintained by Merrill Lynch Company, FSB (the “Trustee”), who prepares periodic valuations.

Vesting—Effective for participants employed by the Company on or after January 1, 1999, employer contributions to the Matching Account and Capital Accumulation Account shall vest in accordance with the following schedule:

Years of Service	Nonforfeitable Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participant Loans—Participants may borrow money from their Salary Deferral, Matching, Capital Accumulation, Rollover, or Voluntary Contribution Accounts. The minimum amount a participant may borrow is $1,000. The maximum limit is the lesser of (i) $50,000 or (ii) ½ the participant’s non-forfeited accrual benefit in the Salary Deferral, Matching, Capital Accumulation, Rollover, and Voluntary Contribution Accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s non-forfeited accrual benefit accounts and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Administrative Committee appointed by the Board of Directors of the Company to oversee the Plan. Interest rates range from 5 percent to 10.5 percent. Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits—On termination of service due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or it may be rolled over to another qualified plan.

Forfeitures—Nonvested balances in a participant’s Capital Accumulation Account and/or Matching Account will be forfeited upon the occurrence of 5 one-year breaks in service, or the distribution of the entire vested portion of their accounts. Any forfeited amounts are first used to reduce the Company’s Capital Accumulation or matching contributions then applied to the remaining participants’ Capital Accumulation in proportion to the participants’ compensation. For the years ended December 31, 2003 and 2002, forfeited cash balances used to reduce the Company’s Capital Accumulation and matching contribution under the 401(k) feature of the Plan were $60,888 and $21,272, respectively.

Administrative Costs—Administrative costs of the Plan are paid directly by the Company and are not included in the accompanying financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements are prepared using the accrual basis of accounting. Investment income and interest income on loans to Participants is recognized when earned. Contributions by Participants and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Participants are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The investments of the Plan are stated at fair value as determined by quoted market prices in active markets at the last reported sales price on the last business day of the plan year. Contributions, forfeitures and distributions of the Company’s common stock are recorded based upon the quoted market price of the stock at the transaction date. Participant loans are valued based upon the remaining unpaid principal balance plus any accrued, but unpaid, interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of unrealized appreciation (depreciation) on investments and the realized gain and loss on investments sold. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits—Benefits are recorded when paid.

3.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

4.	INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31, 2003	December 31, 2002
ML Trust Company Collective Funds:
LNR Property Corporation Common Stock	$1,780,583	$1,109,549
Lennar Corporation Common Stock CL A	1,119,775	608,312
ML Retirement Preservation Trust	2,681,634	2,038,063
ML Fundamental Growth Fund Class A	2,941,728	1,968,837
ING Pilgrim International Value Fund Class A	2,423,743	1,420,445
AIM Small Capitalization Growth Fund Class A	2,951,185	1,868,669
Davis NY Venture Fund Class A	2,916,824	1,952,475

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

All investments are participant-directed as of January 1, 1999.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, accounts of all participants affected by the termination become fully vested.

7.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on February 7, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. No provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION TO FORM 5500

As described in Note 2, the accompanying financial statements have been prepared on the accrual basis of accounting. Alternatively, the Form 5500 has been prepared on the modified cash basis of accounting for the year ended December 31, 2003 and, accordingly, does not reflect accrual for contributions to be made but not received as of December 31, 2003.

The following is a reconciliation of net assets available for benefits for the financial statements to the Form 5500:

December 31, 2003
Net assets available for benefits per the financial statements	$19,891,323

Contributions receivable not included in Form 5500	(224,421)

Net assets available for benefits per Form 5500	$19,666,902

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2003
Participant contributions for the financial statements	$2,259,631

Participant contributions accrued in financial statements not reflected in Form 5500	(89,485)

Participant contributions in 2002 reflected in 2003 Form 5500	67,539

Participant contributions per Form 5500	$2,237,685

Employer’s contributions per the financial statements	$896,765

Employer’s contributions accrued in financial statements not reflected in Form 5500	(134,936)

Employer’s contributions in 2002 reflected in 2003 Form 5500	140,775

Employer’s contributions per Form 5500	$902,604

******

SUPPLEMENTAL SCHEDULE

LNR PROPERTY CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i)—SCHEDULE OF ASSETS HELD FOR

INVESTMENT PURPOSES AT DECEMBER 31, 2003

	Number of Shares	Current Value
Description of Investment
LNR Property Corporation Common Stock*	35,964	$1,780,583

Lennar Corporation Common Stock CL A*	11,664	1,119,775

Lennar Corporation Common Stock CL B*	1,167	106,637

ML Trust Company Collective Funds:
ML Retirement Preservation Trust*	2,681,634	2,681,634
ML Fundamental Growth Fund Class A*	181,029	2,941,728
ING Pilgrim International Value Fund Class A*	160,407	2,423,743
AIM Small Capitalization Growth Fund Class A*	114,787	2,951,185
ML S&P 500 Index*	11,975	188,399
ML U.S. Government Mortgage Fund Class A*	46,395	476,012
Ariel Appreciation Fund*	6,722	291,064
ML Small Cap Value Fund Class A*	11,975	305,849
Alliance Growth and Income Fund Class A*	23,071	659,235
Davis NY Venture Fund Class A*	105,989	2,916,824

Total		18,842,668

Other investments:
Self Direct Investments		507,916

Notes receivable from participants maturing at various dates, interest rates ranging from 5% to 10.5%*		314,951

Total		$19,665,535

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LNR PROPERTY CORPORATION SAVINGS PLAN

LNR PROPERTY CORPORATION PLAN ADMINISTRATOR

Date: June 28, 2004

	By:	/s/ Steven N. Bjerke
	Name:	Steven N. Bjerke
	Title:	Controller and Vice President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM